Exhibit 1

CHINA UNICOM LIMITED (stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

CHANGE OF COMPANY SECRETARY

The Board of Directors (“the Board”) of China Unicom Limited (“the Company”) announces that Mr. Yee Foo Hei (“Mr. Yee”) has resigned as company secretary of the Company with effect from 17 January 2006. Mr. Yee has confirmed that he has no disagreement with the Board and is not aware of any matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Board expresses its sincerest gratitude to Mr. Yee for his contribution to the Company made during his period of service.

The Company is now searching proactively a suitable candidate for the position of company secretary and would announce immediately upon completion of the relevant appointment. Meanwhile, the Company does not comply with Rule 8.17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. However, the executive directors, relevant staffs and legal advisors will implement all essential procedures to ensure the duties and responsibilities of company secretary to be carried out normally and effectively. With their compatible working experience and professional knowledge, they could execute the relevant duties properly.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian and Cheung Wing Lam, Linus

By Order of the Board China Unicom Limited Li Qiuhong Executive Director

Hong Kong, 17 January 2006

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